EXHIBIT (h)(5)

October 16, 2007

Eaton Vance Funds c/o The Board of Trustees 255 State Street Boston, Massachusetts 02109 Re: Expense Waivers/Reimbursements Ladies and Gentlemen:

     As you know, we and certain of our affiliates (collectively referred to herein as “we,” “us” or “our” as the context requires) currently provide administrative, advisory, distribution and/or other services to the Eaton Vance Funds. We hereby agree with each series of the trusts listed on Schedule A to this letter (each a “Trust” and collectively the "Trusts") that for each class of shares of each series of the Trust listed we will waive our fees and/or reimburse operating expenses (other than Excluded Expenses, as defined below) payable by that series for each such class to the extent necessary so that the series' aggregate operating expenses for each such class would not exceed on a per annum basis the percentage of average daily net assets specified for that series on Schedule A or such other agreed upon amount specified on Schedule A (referred to herein as the “contractual expense cap”).

     Series and class expenses are accrued, and any applicable contractual expense caps are applied, daily. If for any period during a series’ fiscal year we have waived our fees or reimbursed any expenses, we will be entitled to recoup from the relevant series and/or class such amounts to the extent expenses in another period during that fiscal year are less than the contractual expense cap and such amounts have not already been recouped.

     The term “Excluded Expenses” means: brokerage commission costs; expenditures capitalized in accordance with generally accepted accounting principles; acquired fund fees and expenses (as determined in accordance with the instructions to Item 3 of Form N-1A) to the extent the acquired fund is (a) not affiliated with the series or (b) Cash Management Portfolio or Cash Collateral Fund, LLC; expenses of interest (including but not limited to securities lending agency fees), taxes, litigation, indemnification; or other expenses not incurred in the ordinary course of a series’ or class’ business. Notwithstanding the foregoing, in the event the operating expenses of a series (or a class thereof) that invests substantially all of its assets in one or more underlying investment companies advised or administered by us (referred to herein as “Portfolios”) exceed that series’ contractual expense cap after the waiver of our series level fees and reimbursement of series/class level expenses, we may waive our fees at the Portfolio level or reimburse Portfolio level operating expenses to the extent necessary to achieve the contractual expense cap for the series.

     In addition, from time to time we may waive our fees and/or reimburse operating expenses (other than Excluded Expenses) for classes of shares of certain series of the Eaton

Vance Funds on a voluntary basis (referred to herein as a “voluntary fee cap”). We may modify or terminate a voluntary fee cap at any time, provided that we notify you in advance of any such modification or termination. In the event the modification or termination is to be implemented prior to your next meeting, we will notify the Chairman of the Board of the modification or termination. We may recoup amounts we waive or reimburse pursuant to a voluntary fee cap on the same basis as we may recoup amounts waived or reimbursed pursuant to a contractual expense cap (described above).

     The agreements in this letter will take effect as to each series and class on the date indicated on Schedule A and will remain in effect as to each series and class until the date specified opposite that series on Schedule A. Thereafter, the agreements in this letter will automatically renew for one-year terms unless we provide you with notice of the termination of the contractual expense cap for a given class and/or series prior to the end of the then current term for that class and series. In addition, the agreements in this letter will terminate upon us ceasing to serve as the investment adviser of the series or the Portfolio(s) in which that series invests. We may amend Schedule A hereto from time to time, with the consent of the Trusts, to add series and classes and to reflect the extension of termination dates. Any other amendment to the terms of this letter or to Schedule A would require the written agreement of both you and us.

     We, Eaton Vance Management, and each of the Trusts are Massachusetts business trusts formed under a declaration of trust. We acknowledge that all persons dealing with a Trust must look solely to the property of that Trust for satisfaction of claims of any nature against the Trust, as neither the trustees, officers, employees nor shareholders of the Trust assume any personal liability in connection with its business or for obligations entered into on its behalf. Each Trust acknowledges that all persons dealing with Eaton Vance Management must look solely to the property of Eaton Vance Management for satisfaction of claims of any nature against Eaton Vance, as neither the trustees, officers, employees nor shareholders of Eaton Vance Management assume any personal liability in connection with its business or for obligations entered into on our behalf.

Please sign below to confirm your agreement with the terms of this letter.

Sincerely,

Eaton Vance Management

By:	/s/ Thomas E. Faust Jr.
Name:	Thomas E. Faust Jr.
Title:	President

Agreed:

On behalf of the Eaton Vance Funds

By:	/s/ Maureen A. Gemma
Name:	Maureen A. Gemma
Title:	Secretary

			Schedule A

	Contractual	Effective	Termination
Trust, Series and Class	Expense Cap*	Date	Date

Eaton Vance Growth Trust

Atlanta Capital SMID-Cap Fund Class A	1.20%	10/16/2006	1/31/2009

Atlanta Capital SMID-Cap Fund Class I	0.95%	10/16/2006	1/31/2009

Eaton Vance Mutual Funds Trust

Dividend Income Fund Class A	1.40%	3/1/2007	2/28/2008

Dividend Income Fund Class C	2.15%	3/1/2007	2/28/2008

Dividend Income Fund Class I	1.15%	3/1/2007	2/28/2008

Dividend Income Fund Class R	1.65%	3/1/2007	2/28/2008

Equity Research Fund Class A	1.40%	3/1/2007	2/28/2008

Equity Research Fund Class I	1.15%	3/1/2007	2/28/2008

International Equity Fund Class A	1.50%	3/1/2007	2/28/2008

International Equity Fund Class C	2.25%	3/1/2007	2/28/2008

International Equity Fund Class I	1.25%	3/1/2007	2/28/2008

Low Duration Fund Class A	1.00%	3/1/2007	4/30/2010

Low Duration Fund Class B	1.75%	3/1/2007	4/30/2010

Low Duration Fund Class C	1.60%	3/1/2007	4/30/2010

Structured Emerging Markets Fund Class A	1.50%	3/1/2007	2/28/2008

Structured Emerging Markets Fund Class B	2.25%	3/1/2007	2/28/2008

Structured Emerging Markets Fund Class C	1.25%	3/1/2007	2/28/2008

Tax-Managed Mid-Cap Core Fund Class A	1.60%	4/23/2007	4/30/2010

Tax-Managed Mid-Cap Core Fund Class B	2.35%	4/23/2007	4/30/2010

Tax-Managed Mid-Cap Core Fund Class C	2.35%	4/23/2007	4/30/2010

Tax-Managed Small-Cap Value Fund Class A	1.65%	4/23/2007	4/30/2010

Tax-Managed Small-Cap Value Fund Class B	2.40%	4/23/2007	4/30/2010

Tax-Managed Small-Cap Value Fund Class C	2.40%	4/23/2007	4/30/2010

Eaton Vance Special Investment Trust

Investment Grade Income Fund Class I	0.76%	5/1/2007	10/22/2007

	0.70%	10/15/2007	4/30/2008

Large-Cap Growth Fund Class A	1.40%	5/1/2007	5/1/2008

Large-Cap Growth Fund Class B	2.15%	5/1/2007	5/1/2008

Large-Cap Growth Fund Class C	2.15%	5/1/2007	5/1/2008

Real Estate Fund Class I	1.15%	5/1/2007	4/30/2008

Small-Cap Growth Fund Class A	1.80%	4/23/2007	4/30/2010

Small-Cap Growth Fund Class B	2.55%	4/23/2007	4/30/2010

Small-Cap Growth Fund Class C	2.55%	4/23/2007	4/30/2010

Small-Cap Value Fund Class A	1.65%	4/23/2007	4/30/2010

Small-Cap Value Fund Class B	2.40%	4/23/2007	4/30/2010

Small-Cap Value Fund Class C	2.40%	4/23/2007	4/30/2010